


08027807

UNITED STATES
;CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response...... 12.00

SEC FILE NUMBER
8- /4/45

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Investments Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

14 N. Main Street
_____
                    (No. and Street)

Souderton   PA   18964
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Darren G. Johnson_____215-721-2549____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
_____
              (Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103-2499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Mail Processing
Section

FEB 2 9 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

PROCESSED

MAR 3 1 2008

**THOMSON
FINANCIAL**



State of Pennsylvania
County of Montgomery

OATH OR AFFIRMATION

I, ___Kenneth D. Hochstetler_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Univest Investments, Inc._____ , as
of ___December 31_____ , 20 _07___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

SUBSCRIBED TO, AFFIRMED TO AND
ACKNOWLEDGED BEFORE ME ON THIS
__16th__ DAY OF __January__ 2008 .   ___President___
_____Christine J. Zucal_____   Title
NOTARY PUBLIC

__Notary Public__

This report ** contains (check all applicable boxes):
☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Christine J. Zucal, Notary Public
Souderton Boro, Montgomery County
My Commission Expires Apr. 12, 2008
Member, Pennsylvania Association Of Notaries

UNIVEST INVESTMENTS, INC.

Table of Contents



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Univest Investments, Inc.

We have audited the accompanying statement of financial condition of Univest Investments, Inc. (the Company) as of December 31, 2007, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Investments, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2008

UNIVEST INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2007

Assets

Cash	$	1,246,405
Investments held for sale		1,173,601
Commissions receivable		105,053
Investment advisory fees receivable		19,185
Goodwill		2,804,570
Other assets		39,695
Total assets	$	5,388,509

Liabilities and Stockholder's Equity

Liabilities:		
Accrued wages payable	$	197,027
Accrued taxes payable		266,619
Other accrued expenses		75,800
Total liabilities		539,446
Stockholder's equity:		
Common stock, $1 par value. Authorized 20,000 shares, issued and outstanding 2,000 shares		2,000
Additional paid-in capital		3,859,520
Retained earnings		987,543
Total stockholder's equity		4,849,063
Total liabilities and stockholder's equity	$	5,388,509

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Income

Year ended December 31, 2007

Revenue:		
Commission income	$	2,574,487
Investment advisory fee income		105,795
Dividend income		55,008
Interest income		—
Miscellaneous income		35,512
Total revenue		2,770,802
Expenses:		
Commissions		1,349,528
Salaries and benefits		481,144
Other		182,365
Total expenses		2,013,037
Income before income tax expense		757,765
Income tax		315,714
Net income	$	442,051

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2006	$	2,000	3,859,520	545,492	4,407,012
Net income		—	—	442,051	442,051
Balance at December 31, 2007	$	2,000	3,859,520	987,543	4,849,063

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	442,051
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,278
(Increase) decrease in:		
Commissions receivable		(5,405)
Investment advisory fees receivable		96
Other assets		(4,880)
Increase in:		
Accrued wages payable		36,548
Other accrued expenses		191,060
Net cash provided by operating activities		661,748
Cash flows from investing activities:		
Purchase of securities available for sale		(57,715)
Capital expenditures		—
Net cash used in investing activities		(57,715)
Net increase in cash		604,033
Cash – beginning of year		642,372
Cash – end of year	$	1,246,405
Supplemental schedule of cash flow information:		
Cash paid during the year for income taxes	$	64,000

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Notes to Financial Statements

December 31, 2007

(1) Business Activity

Univest Investments, Inc. (the Company), a wholly owned subsidiary of Univest Corporation of Pennsylvania (the Parent), is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in eastern Pennsylvania.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from estimated amounts.

(b) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

(c) Securities Transactions

Securities and commodities transactions of the Company are recorded on a trade-date basis with the resulting receivables and payables classified as amounts due to or from brokers and dealers. Customers' securities and commodities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

The Company clears its securities transactions on a fully disclosed basis through Pershing (the clearing broker).

(d) Furniture and Equipment

All furniture and equipment are valued at cost. Depreciation is provided on straight-line and accelerated methods over estimated useful lives of five to seven years. Depreciation expense was $2,278 for 2007. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the statement of income.

(e) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate-return basis. The Company files its own state tax returns. In accordance with the Parent's Intercorporation Tax Sharing Agreement, the Company reimburses the Parent for all taxes generated by the Company on income included in the Parent's consolidated federal income tax return. The Company did not reimburse the Parent during 2007 for federal income taxes.

(Continued)

UNIVEST INVESTMENTS, INC.

Notes to Financial Statements

December 31, 2007

(f) Goodwill

On January 1, 2002, the Parent adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. In accordance with the adoption provisions of SFAS No. 142, the Company ceased amortization of its goodwill. Additionally, the Company completed its transitional and annual impairment tests and no impairment was noted. The Company performs goodwill impairment tests at least on an annual basis.

(3) Income Taxes

The components of income tax expense consist of the following:

Federal:		
Current	$	238,426
Deferred		(213)
		238,213
State:		
Current		77,501
Deferred		—
		77,501
Income tax expense	$	315,714

(4) Related Party Transactions

The Parent and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services. A management fee is paid to Univest National Bank and Trust Co. for such services. The management fee expense was $66,000 for 2007.

(5) Employee Benefits

Substantially all employees are covered by a noncontributory retirement plan of the Parent. The plan provides benefits based on a formula of each participant's final average pay. All employees are covered by the 401(k) deferred salary savings plan of the Parent. This plan is a qualified defined contribution plan and provides that the Company make matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $31,192 for 2007.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $782,501, which was $732,501 in excess of its required minimum net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.69 to 1. The Securities and Exchange Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

SUPPLEMENTARY INFORMATION

UNIVEST INVESTMENTS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

Year ended December 31, 2007

Total stockholder's equity		$ 4,849,063
Deduct nonallowable assets:		
Intangible assets	$ 2,804,570	
Other assets	1,238,520	
Total nonallowable assets		4,043,090
Net capital before haircuts on security positions		805,973
Haircuts on security positions		23,472
Net capital		782,501
Computation of basic net capital requirement:		
Minimum net capital required		50,000
Excess net capital		$ 732,501
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 728,556
Aggregate indebtedness		539,446
Ratio of aggregate indebtedness to net capital		0.69 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007 Part IIA FOCUS filing.

See accompanying independent auditors' report.

UNIVEST INVESTMENTS, INC.

Statement Regarding Rule 15c3-3

December 31, 2007

The Company is not required to present the schedules "Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of that Rule.

See accompanying independent auditors' report.



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Univest Investments, Inc.

In planning and performing our audit of the financial statements of Univest Investments, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2008

11

